

December 12, 2011

Via E-mail
David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

>   **Re: The Goldman Sachs Group, Inc.**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **Filed February 28, 2011**
>   **Form 10-Q for the Period Ended March 31, 2011**
>   **Filed May 10, 2011**
>   **Form 10-Q for the Period Ended June 30, 2011**
>   **Filed August 9, 2011**
>   **Form 10-Q for the Period Ended September 30, 2011**
>   **Filed November 9, 2011**
>   **File No. 001-14965**

Dear Mr. Viniar:

We have reviewed your response letter dated September 13, 2011 and are continuing to process your responses. In the interim, we have an additional comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

General

1. We have become aware through various news reports that you may have accessed various Federal Reserve and Federal Deposit Insurance Corporation sponsored funding programs during 2008 and 2009, including the Term Auction Facility (TAF), Commercial Paper Funding Facility (CPFF), Temporary Liquidity Guarantee Program (TLGP), the Primary Dealer Credit Facility (PDCF) and the Term Securities Lending Facility (TSLF). We note from your disclosures during these periods that you appear to disclose the participation in certain programs, including the TLGP and the amounts of borrowing outstanding as of the balance sheet dates for that program, you disclose the existence and availability of certain other programs, such as the CPFF, PDCF and the TSLF, but you do

not appear to have provided quantified information as to the level or amounts of borrowings under these programs, and you do not provide any discussion about certain other programs that were in existence at this time, such as the TAF. To the extent that you had borrowings under any of these programs during those periods, please tell us how you concluded that quantitative and qualitative disclosure about your participation in these programs was not required. Additionally, please provide your analysis as to whether you believe that any participation in these programs constituted a form of federal financial assistance, such that additional disclosure may have been required as to the effects of this assistance on your financial condition and results of operations pursuant to the guidance in FRC 501.06.c. *Effects of Federal Financial Assistance Upon Operations.*

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director